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Exhibit 12.1

Ratio of Combined Fixed Charges and Preference Dividends to Earnings
(in thousands, except ratios)

	The Company (consolidated) Year Ended December 31,
	2010(1)	2009(2)	2008	2007	2006
Interest Expense	$131,335	$121,289	$190,538	$241,287	$103,639
Preference Security Dividend	20,925	20,925	20,925	16,533	860

	152,260	142,214	211,463	257,820	104,499

Net income continuing operations	(404,770)	(152,548)	699,919	49,263	40,549
Fixed charges	152,260	142,214	211,463	257,820	104,499
Preference Security Dividend	(20,925)	(20,925)	(20,925)	(16,533)	(860)

	$(273,435)	$(31,259)	$890,457	$290,550	$144,188

Ratio of earnings to fixed combined charges and preference dividends	(1.80)	(0.22)	4.21	1.13	1.38

(1)
Earnings were insufficient to cover fixed charges by $425.7 million

(2)
Earnings were insufficient to cover fixed charges by $173.5 million

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  Exhibit 12.1
Ratio of Combined Fixed Charges and Preference Dividends to Earnings (in thousands, except ratios)